UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42745

HW Electro Co., Ltd.

301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry Into Material Definitive Agreement

On January 16, 2026, HW Electro Co., Ltd. (the “Company”), entered into a debt conversion agreement (the “Agreement”) with Mr. Weicheng Hsiao, the Company’s chief executive officer, to convert certain debt in the aggregate amount of $1,200,000 owed by the Company to Mr. Hsiao (the “Debt”) into the Company’s ordinary shares, no par value (the “Ordinary Shares”), at a conversion price of $3.15 per share. Pursuant to the Agreement, the Company agreed to issue an aggregate of 400,000 Ordinary Shares (the “Shares”) to Mr. Hsiao to settle the Debt upon the delivery of a notice of conversion (the “Notice”) into the Shares. On January 16, 2026, the Company duly received the Notice and thereupon issued the Shares to Mr. Hsiao, and the Debt was discharged.

The Shares were issued under Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company’s board of directors has approved the entry into the Agreement and the transactions outlined therein.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which are furnished hereto as Exhibit 10.1.

An unaudited balance sheet as of March 31, 2025 on an actual basis and a pro forma basis is furnished hereto as Exhibit 99.1, reflecting (i) short-term unsecured loans in the aggregate principal amount of $161,663 that the Company obtained after March 31, 2025; and (ii) the discharged Debt and issuance of Shares to Mr. Weicheng Hsiao pursuant to the Agreement.

EXHIBIT INDEX

Exhibit No	Description
10.1	Debt Conversion Agreement between the Registrant and Weicheng Hsiao, dated January 16, 2026

99.1	Unaudited Balance Sheet as of March 31, 2025 of the Registrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
Weicheng Hsiao
Representative Director and Chief Executive Officer

Date: January 16, 2026

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